

VIA FACSIMILE AND U.S. MAIL

December 23, 2009

Wayne T. Byrne
Chief Financial Officer
AGY Holding Corp.
2556 Wagener Road
Aiken, South Carolina 29801

> **RE:** **AGY Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 333-150749**

Dear Mr. Byrne:

We have reviewed your response letter dated November 12, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<p style="text-align:center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Alloy Metals, page 23

2. We note your response to comment two from our letter dated October 14, 2009. Since alloy metals are an integral part of your installed glass-melting furnaces and a material

component of your total property, plant and equipment, we believe investors would benefit from more comprehensive disclosures (similar to those provided in your response letter) of your consideration of the spot market price of platinum and rhodium as part of your impairment assessment. We also believe that you should disclose the extent to which fair values of alloy metals are less than the carrying values of alloy metals, if applicable. To the extent that your current fair values of alloy metals are less than the carrying value of these metals, your disclosures could be made clearer to investors by explaining how material changes in the value of these metals may not necessarily impact the financial statements unless the asset group as a whole had insufficient cash flows. You should also consider disclosing trends related to the segments which primarily use alloy metals and what would happen in the event of a decrease in demand.

Goodwill and Intangible Assets with Indefinite Lives, page 23

3. We note your response to comment three from our letter dated October 14, 2009. You indicate that until your Company's Chinese Business Combination in June 2009, all goodwill was allocated to one reporting unit (AGY Holding Corp). Please revise your future filings to explain the reporting units at which you test goodwill for impairment after the Chinese Business Combination and your basis for that determination.

4. We note from your response to comment three from our letter dated October 14, 2009 that the fair value of goodwill and intangible assets with indefinite lives exceeded the carrying value by a "significant" cushion as of December 31, 2008. However, during the quarter ended June 30, 2009 you recognized a $44.5 million goodwill impairment charge. Please revise your future filings to disclose if the fair value of your reporting units continues to substantially exceed your carrying amounts as of your most recent impairment test. If the fair value of your reporting units does not substantially exceed your carrying amounts (and therefore there is a reasonable risk of future impairments), please disclose the following:
   - Percentage by which fair value exceeded carrying value as of the most recent test;
   - Amount of goodwill allocated to the reporting unit; and
   - Description of the methods and key assumptions used in performing step one of your impairment test and how the key assumptions were determined.

Impairment of Long-lived Assets, Including Definite-lived Intangible Assets, page 23

5. We have read your response to comment four from our letter dated October 14, 2009 in which you indicate that that the fair value of your long-lived tangible assets and definite-lived intangible assets exceeded carrying value as of June 30, 2009. Please revise to disclose if the fair value of your asset groups substantially exceeded carrying value and if not, please revise to disclose the percentage by which fair value of the asset group exceeded carrying value as of the most recent test.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief